UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 245th FISCAL COUNCIL’S MEETING OF

TELEFÔNICA BRASIL S.A., HELD ON MAY 12th, 2025

1.	DATE, TIME AND VENUE: On May 12th, 2025, at 10:00 a.m. (São Paulo local time), held remotely as provided for in Article 16, First Paragraph of the Internal Rules (“Rules”) of the Fiscal Council of Telefônica Brasil S.A. (“Company”).

2.	CALL NOTICE AND ATTENDANCE: The call was waived, given the presence of all Fiscal Council members, who subscribe these minutes, as provided for in Article 12, Paragraph 2, of the Company’s Rules, establishing, therefore, quorum according to the Company’s Bylaws for instating the meeting. The Director of Corporate and Business Affairs, Mrs. Nathalia Pereira Leite, was also present as the Meeting Secretary.

3.               AGENDA AND RESOLUTION: After examining and debating on the matter in the Agenda, the Fiscal Council members present at the meeting unanimously decided the following:

3.1.           Proposal for the Declaration of Interest on Capital: The proposal for the declaration of Interest on Capital (“IoC”) to be submitted to the Company’s Board of Directors, was appreciated in the following terms:

“The proposal to declares IoC based on the balance sheet of April 30th, 2025, in the gross amount of R$500,000,000.00, corresponding to R$425,000,000.00 net of withholding income tax, was approved. The gross amount of IoC per share is equivalent to R$0.15431700818[1], of which R$0.13116945695¹ net of income tax.

The IoC credit will be carried out individually to the shareholders, based on the shareholding position in the Company’s records at the end of May 12th, 2025. After this date, the shares will be considered “ex-IoC”.

The net amount of the IoC will be included in the minimum mandatory dividend for fiscal year ending on December 31st, 2025, ad referendum to the Ordinary General Meeting to be held in 2026, and the payment of this proceeds will be made by April 30th, 2026, with the Company’s Executive Board being responsible for setting the exact date.”

[1] Value per share calculated based on shareholding position as of May 2nd, 2025. Given the Company's Share Buyback Program in effect, the value per share may be subject to change, considering the Company's shareholding position to be verified on May 22nd, 2025.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 245th FISCAL COUNCIL’S MEETING OF

TELEFÔNICA BRASIL S.A., HELD ON MAY 12th, 2025

Unanimously, the members of the Fiscal Council approved the proposal, given that they consider it to be in compliance with the applicable legislation.

4.	CLOSING: There being no further matters to discuss, the meetings was adjourned, and these minutes were drawn up. São Paulo, May 12th, 2025.

_______________________________	_______________________________
Gabriela Soares Pedercini	Stael Prata Silva Filho
______________________________	_______________________________
Luciana Doria Wilson	Nathalia Pereira Leite Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 12, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director